SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of announcements released to the London Stock Exchange by Royal Dutch Shell plc on August 6, 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABSUE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

August 6, 2019

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Catherine

Last Name(s)	Hughes

2. Reason for the notification

Position/status	Non-executive Director

Initial notification/amendments	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU7

4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted

Description of the financial instrument	B American Depositary shares (ADS)

Identification Code	US7802591070

Nature of the transaction	Purchase of shares

Currency	US$

Price	$57.31

Volume	2,500

Total	$143,275.00

Aggregated information Volume Price Total	2,500 $57.31 $143,275.00

Date of transaction	August 5, 2019

Place of transaction	New York

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Neil

Last Name(s)	Carson

2. Reason for the notification

Position/status	Non-executive Director

Initial notification/amendments	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU7

4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted

Description of the financial instrument	A Ordinary shares

Identification Code	GB00B03MLX29

Nature of the transaction	Purchase of shares

Currency	GBP

Price	£23.26

Volume	16,000

Total	£372,160

Aggregated information Volume Price Total	16,000 £23.26 £372,160

Date of transaction	August 6, 2019

Place of transaction	London

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: +31 70 377 4540

United States: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: August 6, 2019